Via Facsimile and U.S. Mail
Mail Stop 4720

August 26, 2009

Mr. Gregory L. Weaver
Chief Financial Officer and Senior Vice President, Finance
Poniard Pharmaceuticals, Inc.
7000 Shoreline Court, Suite 270
South San Francisco, CA 94080

Re: **Poniard Pharmaceuticals, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2008
        Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009
        File No. 000-16614

Dear Mr. Weaver:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

1. Please tell us why these certifications do not include the entire introductory language of paragraph 4 to also address your officers' responsibility for establishing and maintaining internal control over financial reporting. Please confirm to us that your officers are responsible for establishing and maintaining internal control over financial reporting and that you will include this responsibility in certifications in future filings.

*   *   *   *

Mr. Gregory L. Weaver
Poniard Pharmaceuticals, Inc.
August 26, 2009
Page 2

        Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

        Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                                Sincerely,

                                Jim B. Rosenberg
                                Senior Assistant Chief Accountant